Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Issuance of Stock Options

Scottsdale, Arizona, June 12, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that it has granted an aggregate of 750,000 incentive stock options (the "Options") to certain directors and officers of the Company pursuant to the Company's previously approved Stock Option Plan. The Options are exercisable at a price of $0.55 per share for a period of 5 years.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws. Forward-looking statements in this news release include statements regarding the grant of incentive stock options and any required acceptance or approval by the TSX Venture Exchange. Forward-looking statements are based on management's current expectations, estimates, assumptions and beliefs, and are subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements.

There can be no assurance that such forward-looking statements will prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements. Additional information regarding risks and uncertainties applicable to the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF